February 10, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR AND FEDERAL EXPRESS

Coy Garrison, Esquire

Brian Hough, Esquire

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety Income and Growth REIT, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-11
Submitted December 23, 2016
CIK No. 0001688852

Dear Messrs. Garrison and Hough:

On behalf of our client, Safety Income and Growth REIT, Inc. (the “Company”), we are confidentially filing an amended version (“Amendment No. 2”) of the Company’s Draft Registration Statement on Form S-11 originally filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2016.  Amendment No. 2 has been marked to show all changes made to Amendment No. 1 filed with the Commission on December 23, 2016.

Set forth below are the Company’s responses to the comments of the Staff of the Commission on Amendment No. 1, as set forth in the Staff’s letter dated January 17, 2017.  The responses follow each comment and where applicable, include page references to Amendment No. 2 indicating where disclosure has been added in response to the Staff’s comment.

Certain Defined Terms

1.              We note your response to comment 4. Please tell us whether you intend to disclose the Combined Property Value for your properties on an individual or aggregate basis.

The Company does not intend to disclose the Combined Property Value for its properties on an individual or aggregate basis.  As noted in the definition of Combined Property Value, the values are internal valuations based on one or more different valuation methodologies.

Prospectus Summary

Underlying Property and Tenant Information, page 7

2.              We note your disclosure in footnote 3 that the Underlying Property NOI for One Ally Center represents stabilized net operating income once rent abatement periods have ended, based on lease contracts in place. We also note your disclosure in footnote 7 that Underlying Property NOI for the NASA/JPSS Headquarters does not reflect $0.8 of rent concessions given by your GNL tenant to one of its subtenants for the period from June 1, 2016 through August 31, 2016.  Please explain to us why you have excluded these rent abatements and concessions from your Underlying Property NOI calculations for these two properties.

Based on information available to the Company, the rent abatement at One Ally will end in the fourth quarter of 2017 and the rent concession at the NASA/JPSS Headquarters property was a three-month concession that has now ended.  Given the length of the lease terms (99 years and 59 years, respectively), the Company believes that the short-term reductions are immaterial to an investor’s understanding of the Ground Rent Coverage that is expected to be in place.  The Company believes that the footnote disclosure of the abatement and concession reflect an appropriately balanced disclosure of the long-term coverage versus the short-term reduction.

Conflicts of Interest, page 15

3.              We note your response to comment 6. Please also provide disclosure regarding whether joint ventures between you and iStar and its affiliates are contemplated.

The Company has added the requested disclosure on pages 15, 36 and 148 of Amendment No. 2.

Risk Factors

We typically agree to grant certain mortgagee protections to a permitted leasehold mortgagee . . ., page 27

4.              Please revise to clarify here or elsewhere which of your ground net leases are subject to leasehold mortgagees.

The Company has added the requested disclosure on page 27 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2016 compared to the Nine Months Ended September 30, 2015

Revenues, page 68

5.              We note your disclosure on page 68 that your operating lease income increased during the nine months ended September 30, 2016 as compared to the same period in 2015, which you state is partially the result of an increase in lease income at one of your hotel properties due to a lease amendment executed on September 30, 2016.  Please expand your disclosure to explain why this amendment, executed on September 30, 2016, would impact lease income for the nine month period ended September 30, 2016.  Please also tell us how frequently you have entered into, and intend to enter into, amendments to your ground net leases, given their long-term nature.

The Company has corrected the typographical error on page 69 of Amendment No. 2.  The reference to “September 30, 2016” has been changed to “September 30, 2015”.

The Company does not enter into leases with the intent to amend them on a frequent basis, but given the long-term nature of the leases, amendments are expected to occur from time to time.  Since the dates on which it initially entered into or acquired its leases, the Company has entered into three amendments of its ground net leases and seven amendments to the Hilton master lease.  In the most recent example, the Company agreed to amend its Hilton master lease at Hilton’s request because Hilton separated itself into three entities and wanted to substitute a subsidiary of Park Hotels & Resorts Inc. (NYSE: PK), which is the Hilton spinco that leases the hotels under the master lease, as the guarantor of the tenant’s obligations under the lease.

Our Initial Portfolio, page 87

6.              We continue to review your response to comment 10.  We may have further comments.

The Company acknowledges the Staff’s comment.

Certain Relationships and Related Transactions

Formation Transactions, page 135

7.              We note your response to comment 17 and your disclosure on page 135 that “[o]n December 1, 2016, iStar contributed 100% of its interests in its subsidiary entities that own, directly or indirectly, the 12 properties comprising our initial portfolio to us.” Please expand your disclosure to describe how the 12 properties comprising your initial portfolio were valued.  Please also describe the material terms of the agreement that effectuated the contribution to you of the interests in iStar’s entities that own, directly or indirectly, the 12 properties comprising your initial portfolio.

The requested disclosure has been added on pages 140 and 143 of Amendment No. 2.

Structure and Formation of Our Company

Formation Transactions, page 138

8.              We note your response to comment 20. We further note that the $170 million distribution by you to iStar is for consideration of the initial portfolio and will be used by iStar to repay the iStar credit facility.  Please revise your disclosure to clarify the connection between the iStar credit facility and your initial portfolio, if any. Please also explain why the $170 million distribution by you to iStar will be paid in part by the proceeds of the concurrent iStar placement to iStar.

The only connections between the iStar credit facility and the Company’s initial portfolio are that:  (i) the Company’s outstanding common stock, all of which is and will continue to be held by iStar prior to the closing of the initial public offering, serves as collateral for the iStar credit facility; and (ii) iStar will use the proceeds from the $170 million cash distribution to repay the iStar credit facility in full and terminate the facility, thereby releasing the lender’s lien on the Company common stock held by iStar.  We have added disclosure on pages 140 and 143 of Amendment No. 2 to further clarify these relationships.  The reference to the $170 million distribution as being paid from the net proceeds of the initial public offering and the concurrent iStar placement is merely intended to recognize that the initial public offering and concurrent iStar placement will close at the same time, and the fungibility of cash makes it difficult to distinguish the precise source of the funds that will be used to pay the distribution.

Conflict of Interest Policies, page 142

9.              We note your revised disclosure that conflicts may exist in pursuing transactions that could be structured as either a GNL or as another type of transaction that is within iStar’s investment focus.  Please revise to clarify whether the exclusivity agreement with iStar will cover such transactions.  If the exclusivity agreement will not cover such transactions, please state whether there is any formal policy between you and iStar to govern such transactions.

Since a debt financing of the type within iStar’s focus, and a GNL within the Company’s focus, are very different transactions from a property owner’s perspective, the Company expects that the property owner’s objectives will drive the decision of the type of transaction to pursue.  If there is a potential transaction that meets both iStar’s and the Company’s investment objectives (including economic, diversification, geographic, tenant and other objectives), and both companies have sufficient capital to pursue the transaction, iStar will agree in the exclusivity agreement to present both options to the property owner.  Disclosure of this policy has been added on pages 36, 142 and 148 of Amendment No. 2.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

Note 5 —  Deferred Expenses and Other Assets, Net, page F-12

10.       Please revise your disclosures to provide a more robust discussion about the transaction resulting in the recognition of the lease incentive.  Your expanded disclosures should discuss the unique terms, highlight the nuances of the transaction, and should also discuss the accounting conclusions reached thereon.

The requested disclosure has been added on page F-13 of Amendment No. 2.

Note 7 —  Risk Management

11.       Your response to comment 22 appears to only address ground net leases.  Based on the information within your filing, it appears your largest tenant concentration relates to the master lease with HLT Operate DTWC LLC covering five hotel properties.  Please revise to include financial statements for this significant lessee or tell us why you believe such financial statements are not required.  In addition, please quantify for us your tenant concentrations on an asset basis.

The Company concurs with the view that the Hilton master lease is a customary triple net commercial lease that is subject to the guidance in Section 2340 of the Commission’s Financial Reporting Manual (the “FRM”).  The five hotels comprising the Hilton properties constituted 59.5% and 54.6% of the Company’s total assets as of December 31, 2015 and September 30, 2016, respectively; therefore, the lease represents a significant asset concentration.  The Hilton lease is guaranteed by Park Intermediate Holdings LLC (“Park Holdings”).  Park Holdings is a wholly-owned subsidiary of Park Hotels & Resorts Inc. (“Park Hotels”).  Park Hotels was separated from Hilton Worldwide Holdings Inc. on January 3, 2017 and is now a publicly reporting company listed on the New York Stock Exchange (NYSE: PK).  According to the Registration Statement on Form 10 filed with respect to the separation of Park Hotels, Park Hotels conducts all of its business and holds all of its assets through Park Holdings.  As permitted by Section 2340 of the FRM, we have added a note on pages F-14, F-26 and F-27 of Amendment No. 2 referring readers to the Form 10 containing Park Holdings’ financial information.

Annex A hereto sets forth the Company’s tenant concentrations on an asset basis as of September 30, 2016.

12.       We continue to review your response to comment 22 as it relates to your ground net lease analysis.  We may have further comments.

The Company acknowledges the Staff’s comment.

Exhibit Index, page II-7

13.       Please file the agreement that effectuated the contribution to you of the interests in iStar’s entities that own, directly or indirectly, the 12 properties comprising your initial portfolio. Please see Item 601 of Regulation S-K.

The agreement has been added to the exhibit list and will be filed in a future amendment.

We appreciate the Staff’s review of Amendment No. 2.  If you have any questions or further comments on the filing, please contact the undersigned at (212) 878-8526.

Sincerely,

Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety Income and Growth REIT, Inc.

Geoffrey Jervis, Safety Income and Growth REIT, Inc.

Annex A

Company’s Tenant Concentrations on an Asset Basis as of September 30, 2016

Property	Tenant	Assets - $	Assets - %
Hilton Portfolio	HLT Operate DTWC LLC	80,927	54.6%
One Ally Center	500 Webward LLC	42,872	28.9%
The Buckler Apartments	CA/Phoenix 401 Property Owner, LLC	5,909	4.0%
Northside Forsyth Medical Center	Forsyth Physicians Center SPE 1, LLC	5,697	3.8%
Dallas Market Center: Sheraton Suites	Dallas Suites RE, LLC	4,443	3.0%
Dallas Market Center: Marriott Courtyard	ARC Hospitality Portfolio I DLGL Owner, LP	3,426	2.3%
NASA/JPSS Headquarter	DRV Greentec, LLC	$3,391	2.3%
Lock Up Self Storage Facility	Lock Up-Evergreen Development Series, LLC / Bloomington Development Series	1,598	1.1%
Other	N/A	71	0.0%

Total assets		$148,334	100%